(Exhibit 4-3_Original)

取締役の担当業務/部

取締役	担当業務/部
髙 木 祥 吉 代表取締役社長	全般事項
松 村 省 三 常務取締役	格付・評価 社長の特に指示する事項
飯 沼 春 樹 取締役	社外取締役
楠 岡 成 雄 取締役	社外取締役
増 井 喜一郎 取締役	社外取締役

執行役員の担当業務／部

執行役員	担当業務/部
秦 野 和 広 常務執行役員	総合営業部（部長）、 サステナブル・ファイナンス評価営業推進部（部長）、 国際営業推進部 社長の特に指示する事項
涛 岡 由 典 執行役員	ストラクチャード・ファイナンス第一部（部長）、 ストラクチャード・ファイナンス第二部（部長）、 ストラクチャード・ファイナンス第三部（部長）、 社長の特に指示する事項
梶 原 敦 子 執行役員	サステナブル・ファイナンス評価本部（本部長）、 社長の特に指示する事項